FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letters to the Buenos Aires Stock Exchange; Argentine Securities Commission and the Central Bank of Argentina regarding Cash Dividends Distribution

TRANSLATION FROM SPANISH

May 24, 2006

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

Buenos Aires

Gentlemen:

Ref.: Payment of Cash Dividends

Enclosed is an announcement that BBVA Banco Francés S.A. will be paying cash dividends to its shareholders as of June 2, 2006 at the Caja de Valores S.A. Please publish this announcement in your Daily Bulletin.

Thank you.

Sincerely yours.

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Casilla de Correo 3196 Correo Central, 1000 Buenos Aires Argentina

TRANSLATION FROM SPANISH

May 29, 2006

Messrs.

COMISIÓN NACIONAL DE VALORES

(Argentine Securities Commission)

Buenos Aires

Gentlemen:

Ref.: Payment of Cash Dividends - Communication 6916

The Board of Directors of BBVA BANCO FRANCES S.A. announces to its shareholders non-resident in Argentina, BANK OF NEW YORK – AS TRUSTEE OF THE BANCO FRANCES ADRS AND LATIBEX, that pursuant to the foreign exchange regulations of the Central Bank of Argentina (BANCO CENTRAL DE LA REPUBLICA ARGENTINA) they may be able to receive payment in U.S. Dollars for cash dividends due to them in a foreign account which must be duly specified. However, all pertinent Argentine tax deductions will be made, as informed in a letter dated May 26, 2006.

The above announcement, signed by the shareholder or the trustee, in the case of BANK OF NEW YORK and LATIBEX, is to be delivered by 1:00 PM on June 2, 2006 to

BBVA BANCO FRANCES S.A.

AMINISTRACION OPERACIONES FINANCIERAS

(Financial Transactions Operations)

RECONQUISTA 199, 7th floor

C1003ABB BUENOS AIRES, ARGENTINA

ATT. MR MANUEL MANSILLA

indicating name of beneficiary, as recorded in the shareholders’ registry, name of Bank where dividends are to be transferred, account number and SWIFT code.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Casilla de Correo 3196 Correo Central, 1000 Buenos Aires Argentina

TRANSLATION FROM SPANISH

May 29, 2006

Messrs.

BANCO CENTRAL DE LA REPÚBLICA ARGENTINA

(Central Bank of Argentina)

Buenos Aires

Gentlemen:

Ref.: Payment of Cash Dividends – File 17995/06

The Board of Directors of BBVA BANCO FRANCES S.A. announces to its shareholders non-resident in Argentina, BANK OF NEW YORK – AS TRUSTEE OF THE BANCO FRANCES ADRS AND LATIBEX, that pursuant to the foreign exchange regulations of the Central Bank of Argentina (BANCO CENTRAL DE LA REPUBLICA ARGENTINA) they may be able to receive payment in U.S. Dollars for cash dividends due to them in a foreign account which must be duly specified. However, all pertinent Argentine tax deductions will be made, as informed in a letter dated May 26, 2006.

The above announcement, signed by the shareholder or the trustee, in the case of BANK OF NEW YORK and LATIBEX, is to be delivered by 1:00 PM on June 2, 2006 to

BBVA BANCO FRANCES S.A.

AMINISTRACION OPERACIONES FINANCIERAS

(Financial Transactions Operations)

RECONQUISTA 199, 7th floor

C1003ABB BUENOS AIRES, ARGENTINA

ATT. MR MANUEL MANSILLA

indicating name of beneficiary, as recorded in the shareholders’ registry, name of Bank where dividends are to be transferred, account number and SWIFT code.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Casilla de Correo 3196 Correo Central, 1000 Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 30, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer